UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bionano Genomics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

09075F107

(CUSIP Number)

Junfeng Wang

Legend Capital

16/F, Tower B, Raycom Infotech Park

No.2 Kexueyuan South Road, Zhongguancun

Haidian District, Beijing 100190

People’s Republic of China

(86) 10 8913 9758

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons LC Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 426,900
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 426,900
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 426,900
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 4.5% (2)
(14)	Type of Reporting Person (see instructions)
PN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 426,900 shares of the Issuer’s Common Stock which constitutes approximately 4.5% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons LC Parallel Fund VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 20,656
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 20,656
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 20,656
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 0.2% (2)
(14)	Type of Reporting Person (see instructions)
PN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 20,656 shares of the Issuer’s Common Stock which constitutes approximately 0.2% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons LC Healthcare Fund I, L.P.
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,325,359
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,325,359
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,325,359
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 13.9% (2)
(14)	Type of Reporting Person (see instructions)
PN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,325,359 shares of the Issuer’s Common Stock which constitutes approximately 13.9% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Rosy Shine Limited
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 1,134,000
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 1,134,000
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 11.9% (2)
(14)	Type of Reporting Person (see instructions)
CO

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,134,000 shares of the Issuer’s Common Stock which constitutes approximately 11.9% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Legend Holdings
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,134,000
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,134,000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,000
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 11.9% (2)
(14)	Type of Reporting Person (see instructions)
CO

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,134,000 shares of the Issuer’s Common Stock which constitutes approximately 11.9% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Legend Capital
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,772,915
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,772,915
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,915
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.7% (2)
(14)	Type of Reporting Person (see instructions)
CO

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,772,915 shares of the Issuer’s Common Stock which constitutes approximately 18.7% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Junfeng Wang
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,044
	(8)	Shared Voting Power 1,772,915
	(9)	Sole Dispositive Power 2,044
	(10)	Shared Dispositive Power 1,772,915
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,959
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.7% (2)
(14)	Type of Reporting Person (see instructions)
IN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,774,959 shares of the Issuer’s Common Stock which constitutes approximately 18.7% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Quan Zhou
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 2,044
	(8)	Shared Voting Power 1,772,915
	(9)	Sole Dispositive Power 2,044
	(10)	Shared Dispositive Power 1,772,915
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,774,959
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.7% (2)
(14)	Type of Reporting Person (see instructions)
IN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,774,959 shares of the Issuer’s Common Stock which constitutes approximately 18.7% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Linan Zhu
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,772,915
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,772,915
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,915
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.7% (2)
(14)	Type of Reporting Person (see instructions)
IN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,772,915 shares of the Issuer’s Common Stock which constitutes approximately 18.7% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Hao Chen
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,772,915
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,772,915
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,915
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.7% (2)
(14)	Type of Reporting Person (see instructions)
IN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,772,915 shares of the Issuer’s Common Stock which constitutes approximately 18.7% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

13D

CUSIP No. 09075F107

(1)	Name of Reporting Persons Nengguang Wang
(2)	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of Funds (see instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization People’s Republic of Chin
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 1,772,915
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 1,772,915
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,772,915
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
(13)	Percent of Class Represented by Amount in Row 11 18.7% (2)
(14)	Type of Reporting Person (see instructions)
IN

(1) This schedule is filed by LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. Each of LC Fund VI, L.P., LC Parallel Fund VI, L.P., and LC Healthcare Fund I, L.P., collectively referred to as the LC Funds, are ultimately controlled and managed by Legend Capital, a limited liability Chinese company. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang and Quan Zhou are Managing Directors of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by the LC Funds. Rosy Shine Limited is ultimately controlled and managed by Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396). The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares. LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) The reporting person is the beneficial owner of 1,772,915 shares of the Issuer’s Common Stock which constitutes approximately 18.7% of the class outstanding. The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

Item 1.	Security and Issuer

(a)    This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Bionano Genomics, Inc., a Delaware corporation (the “Issuer”).

(b)    The principal executive offices of the Issuer are located at 9540 Towne Centre Drive, Suite 100, San Diego, CA 92121.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)    The persons and entities filing this Schedule 13D are LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P., Rosy Shine Limited, Legend Capital, Legend Holdings, Linan Zhu, Hao Chen, Nengguang Wang, Junfeng Wang and Quan Zhou. (collectively, the “Reporting Persons”). Junfeng Wang and Quan Zhou are directors of the Issuer.

(b)    The address of the principal place of business for each Reporting Person except Legend Holdings is Legend Capital, 16/F, Tower B, Raycom Infotech Park, No.2 Kexueyuan South Road, Zhongguancun, Haidian District, Beijing 100190, People’s Republic of China. The address of the principal place of business for Legend Holdings is Room 1701, 17/F, Block 1, Court No. 2, Ke Xue Yuan Nanlu, Haidian District, Beijing, People’s Republic of China.

(c)     The principal business of each of the Reporting Persons except Legend Holdings is the venture capital investment business. Legend Holdings is a business conglomerate with interests in information technology, financial services, consumer services, agriculture and food, and advanced manufacturing and professional services.

(d)    During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the individuals named in Item 2(a) is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 21, 2018, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-225970) (the “Registration Statement) in connection with its initial public offering of 3,360,000 units (each unit consisting of one share of Common Stock and one warrant to purchase one share of Common Stock) (the “Units”) was declared effective. The closing of the initial public offering took place on August 23, 2018, and at such closing LC Healthcare Fund I, L.P. purchased 160,000 Units at the initial public offering price of $6.125 per Unit. The source of funds for such purchase was the working capital of LC Healthcare Fund I, L.P. and capital contributions made to LC Healthcare Fund I, L.P. by its partners. On August 30, 2018, a second closing was held in connection with exercise by the underwriters of their option to purchase an additional 504,000 Units.

Item 4.	Purpose of Transaction.

LC Healthcare Fund I, L.P. purchased the Units in the initial public offering for investment purposes.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons has any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) (b)

Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
LC Fund VI, L.P.	426,900	426,900	0	426,900	0	426,900	4.5%
LC Parallel Fund VI, L.P.	20,656	20,656	0	20,656	0	20,656	0.2%
LC Healthcare Fund I, L.P.	1,325,359	1,325,359	0	1,325,359	0	1,325,359	13.9%
Rosy Shine Limited	1,134,000	1,134,000	0	1,134,000	0	1,134,000	11.9%
Legend Holdings(2)	0	0	1,134,000	0	1,134,000	1,134,000	11.9%
Legend Capital(3)	0	0	1,772,915	0	1,772,915	1,772,915	18.7%
Junfeng Wang(4)(5)	2,044	2,044	1,772,915	2,044	1,772,915	1,774,959	18.7%
Quan Zhou(4)(5)	2,044	2,044	1,772,915	2,044	1,772,915	1,774,959	18.7%
Linan Zhu(6)	0	0	1,772,915	0	1,772,915	1,772,915	18.7%
Hao Chen(6)	0	0	1,772,915	0	1,772,915	1,772,915	18.7%
Nengguang Wang(6)	0	0	1,772,915	0	1,772,915	1,772,915	18.7%

(1)    The percentage calculation assumes that there are currently 9,491,432 outstanding shares of Common Stock of the Issuer, based upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on August 22, 2018.

(2)    Legend Holdings, a limited liability Chinese joint stock company listed on a Stock Exchange of Hong Kong (3396), has ultimate control of Rosy Shine Limited. The board of directors of Legend Holdings has sole voting and investment power over the shares held by Rosy Shine Limited. None of the members of the board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares.

(3)    Legend Capital, a limited liability Chinese company, has ultimate control of LC Fund VI, L.P., LC Parallel Fund VI, L.P. and LC Healthcare Fund I, L.P. Legend Capital is ultimately controlled by a management team consisting of three key individuals, Linan Zhu, Hao Chen, and Nengguang Wang. In addition, Junfeng Wang is a Managing Director of Legend Capital. Each of these individual managers of Legend Capital shares voting and investment power over the shares held by LC Fund VI, L.P., LC Parallel Fund VI, L.P. and LC Healthcare Fund I, L.P. and each disclaims beneficial ownership of all shares held by Legend Capital, except to the extent of each such member’s actual pecuniary interest therein.

(4)    The Reporting Person is a director of the Issuer.

(5)    The Reporting Person holds 2,044 shares of Common Stock subject to options exercisable as of June 7, 2019 and is a managing member of Legend Capital. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(6)    The Reporting Person is a managing member of Legend Capital. The Reporting Person disclaims beneficial ownership with respect to these shares except to the extent of his pecuniary interest therein.

(c)    The information provided in Item 3 is hereby incorporated by reference. In addition, on August 22, 2018, LC Healthcare Fund I, L.P. acquired 784,728 shares of Common Stock of the Issuer and Rosy Shine Limited acquired 1,134,000 shares of Common Stock of the Issuer upon the automatic conversion of convertible promissory notes in connection with the closing of the Issuer’s initial public offering.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

LC Fund VI, L.P., LC Parallel Fund VI, L.P., LC Healthcare Fund I, L.P. and other stockholders of the Issuer have entered into a Fifth Amended and Restated Investors’ Rights Agreement dated August 5, 2016 (as amended, the “Investors’ Rights Agreement”) with the Issuer, pursuant to which certain holders of the Issuer’s capital stock, or their transferees, are entitled to certain registration rights, as set forth below. The registration of shares of Common Stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act of 1933, as amended (“Securities Act”) when the applicable registration statement is declared effective. The Issuer is obligated to pay the registration expenses, other than underwriting discounts and selling commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire on the fifth anniversary of the date of a qualified public offering, a deemed liquidation event, or with respect to any particular holder of registrable securities, such time after the Issuer’s initial public offering that the holder can sell all of its registrable securities without restriction under Rule 144 of the Securities Act during any three month period.

Demand registration rights.

Any time after the earlier of (i) 12 months following the effective date of the Registration Statement and (ii) August 5, 2020, the holders of at least 66-2/3% of the shares of the Issuer’s outstanding preferred stock (or shares of Common Stock issued upon conversion of the shares of such preferred stock, or a combination thereof) may request that the Issuer file a registration statement covering all or any portion of the registrable securities held by them, subject to the requirement that the registration must cover at least 20% of the registrable securities then held by them, or a lesser percentage if the anticipated gross receipts from the offering would exceed $40,000,000. The holders of the Issuer’s convertible preferred stock may not request more than two registration statements which are declared effective. The Issuer is not obligated to effect a demand registration (i) during the period within 90 days after the effective date of a registration statement filed pursuant to a demand registration, (ii) if the registrable securities can be immediately registered on Form S-3, (iii) or during the 12 month period after the effective date of the Registration Statement.

Form S-3 registration rights.

If the Issuer is eligible to file a registration statement on Form S-3, holders of registrable securities will have the right to demand that the Issuer file a registration statement on Form S-3 so long as the aggregate price to the public of the securities to be sold under the registration statement on Form S-3 is at least $3.0 million, subject to specified exceptions, conditions and limitations. There is no limitation on the number of Form S-3 demand registrations that may be requested.

“Piggyback” registration rights.

If the Issuer registers any securities for public sale, holders of registration rights have the right to include their shares in the registration statement. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to registration statements on Forms S-4, S-8, or another form not available for registering the registrable securities for sale to the public, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.

Other than as described in this Schedule 13D, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

A.

Fifth Amended and Restated Investors’ Rights Agreement, dated August 5, 2016, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-228355), filed with the SEC on November 13, 2018).

B.	Agreement regarding joint filing of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2019

LC FUND VI, L.P.		LC PARALLEL FUND VI, L.P.

By:	/s/ Chen Hao	By:	/s/ Chen Hao
	Name: Chen Hao		Name: Chen Hao
	Title: Managing Director		Title: Managing Director

LC HEALTHCARE FUND I, L.P.		LEGEND CAPITAL

By:	/s/ Wang Junfeng	By:	/s/ Chen Hao
	Name: Wang Junfeng		Name: Chen Hao
	Title: Managing Director		Title: Chief Executive Officer

LEGEND HOLDINGS		ROSY SHINE LIMITED

By:	/s/ Liu Chuanzhi	By:	/s/ Ouyang Hao
	Name: Liu Chuanzhi		Name: Ouyang Hao
	Title: Chairman of the Board		Title: Managing Director

/s/ Junfeng Wang	/s/ Quan Zhou
JUNFENG WANG	QUAN ZHOU

/s/ Linan Zhu	/s/ Hao Chen
LINAN ZHU	HAO CHEN

/s/ Nengguang Wang
NENGGUANG WANG

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:        Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBITS

A.

Fifth Amended and Restated Investors’ Rights Agreement, dated August 5, 2016, by and among the Issuer and certain of its stockholders (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-228355), filed with the SEC on November 13, 2018).

B.	Agreement regarding joint filing of Schedule 13D.